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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1)*

                            DAUGHERTY RESOURCES, INC.
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                                (Name of Issuer)

                           Common Shares, no par value
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                         (Title of Class of Securities)

                                   238215 10 7
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                                 (CUSIP Number)

                           Jayhead Investments Limited
                             18 York Valley Crescent
                       Willowdale, Ontario, Canada M2P 1A7
                                 (416) 486-8150
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 17, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP NO. 238215 10 7                                          PAGE 2 of 9 PAGES
                                  SCHEDULE 13D
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 238215 10 7                                          PAGE 3 of 9 PAGES
                                  SCHEDULE 13D
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Morton J. Glickman
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
    (a)  [ ]
    (b)  [X]
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3.  SEC USE ONLY:
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4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

    [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Canadian
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 NUMBER OF                     7.  SOLE VOTING POWER
  SHARES
BENEFICIALLY                            150,000
 OWNED BY                          ---------------------------------------------
   EACH                        8.  SHARED VOTING POWER
 REPORTING
PERSON WITH                              68,880
                                   ---------------------------------------------
                               9.  SOLE DISPOSITIVE POWER

                                        150,000
                                   ---------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                         68,880
                                   ---------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
             218,880
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

     [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5%
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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):                  IN



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CUSIP NO. 238215 10 7                                          PAGE 4 of 9 PAGES
                                  SCHEDULE 13D
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Item 1. Security and Issuer.

        Common Stock, no par value.

        Daugherty Resources, Inc.
        120 Prosperous Place - Suite  201
        Lexington, KY  40509-1800

Item 2. Identity and Background.

        (a)  Name:  Jayhead Investments Limited.

        (b)  Business: 18 York Valley Crescent
                       Willowdale, Ontario
                       Canada  M2P 1A7

        (c) The principal business of Jayhead is investing in and holding securities and real estate properties. The address of Jayhead's principal business is the address given in Item 2 above.

        (d) During the past five years Jayhead has not been convicted in a criminal proceeding excluding traffic violations and similar misdemeanors.

        (e) During the past five years Jayhead has not been a party to a civil proceeding of a judicial or administrative body of component jurisdiction (i) as a result of which proceeding was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state security laws, or (ii) finding any violations with respect to such laws.

        (f)  Jayhead is an Ontario Corporation.

Item 3. Source and Amount of Funds or Other Considerations.

         Jayhead's holdings in Daugherty Resources were acquired pursuant to a third-party transaction in the amount of $100,000.

Item 4.  Purpose of Transaction.

         Jayhead acquired the securities as an investment in the ordinary course of its business.

Item 5.  Interest in the security of the Issuer.

        (a) Jayhead owns 50,000 shares of stock and 100,000 warrants to acquire an additional 1000,000 shares of common stock at a price of $0.625 per share of the Issuer named in Item (1) above. Jayhead has an interest in 68,880 shares of a total holding of 202,600 shares owned by Alaska Investments in which it has an interest of 34% percent.

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CUSIP NO. 238215 10 7                                          PAGE 5 of 9 PAGES
                                  SCHEDULE 13D
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        (d)  Morton Glickman is the president and sole officer of Jayhead.

        (e)  not applicable.

Item 6. Contracts, Arrangement, Undertakings, or Relationships with respect to securities of the Issuer.

         Jayhead is not a party to any contracts, arrangements, understandings, or relationship with respect to the securities of Daugherty Resources. Jayhead is an affiliate of Alaska Investments Limted in which it owns an interest of 34%.

Item 7.  Material to be filed as Exhibits.

         A joint filing statement is being filed as an exhibit to the Schedule 13D.


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CUSIP NO. 238215 10 7                                          PAGE 6 of 9 PAGES
                                  SCHEDULE 13D
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Item 2-6 inclusive for Morton Glickman.

Item 2. Identity and Background.

        (a)  Name: Morton Glickman

        (b)  Business Address:
             18 York Valley Crescent
             Willowdale, Ontario
             Canada M2P 1A7

        (c) Morton Glickman, an investor in real estate and securities. He is the sole shareholder, sole director, president, treasurer and secretary of Jayhead.

        (d) During the past five years Morton Glickman has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors.)

        (e) During the past five years, Morton Glickman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is a subject of a judgment, decree, or final order enjoining any future violations of, or prohibiting or mandating activities subject to federal or any violation with respect to such laws.

        (f)  Canadian citizen.

Item 3. Source and Amount of Funds or Other Considerations.

        Jayhead's holdings in Daugherty Resources were acquired pursuant to a third-party transaction in the amount of $100,000.

Item 4. Purpose of Transaction.

        Jayhead acquired the securities as an investment in the ordinary course of its business.

Item 5. Interest in the Securities of the Issuer.

        (a) Jayhead owns 50,000 shares of common stock and 100,000 warrants to acquire 100,000 additional shares of stock of the issuer at a price of $0.625 per share. Jayhead owns 34% of Alaska Investments which owns 202,600 shares of Daugherty Resources.

        (b) Jayhead has sole voting power and sole dispositve power with respect to such holdings of the 50,000 shares of common stock and 100,000 warrants to buy an additional 100,000 shares of Daugherty Resources. Jayhead has a shared voting power and shared dispositive power for an additional 68,880 shares of Daugherty Resources by its holding of a 34% interest in Alaska Investments Limited which owns 202,600 shares of Daugherty Resources.


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CUSIP NO. 238215 10 7                                          PAGE 7 of 9 PAGES
                                  SCHEDULE 13D
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        (c)  n/a

        (d) Jayhead is controlled by Morton Glickman, its sole director, president, treasurer, and secretary.

        (e) not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

        Morton Glickman is not a party to any contracts, arrangements, understandings, or relationships with respect to securities of Daugherty Resources.



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CUSIP NO. 238215 10 7                                          PAGE 8 of 9 PAGES
                                  SCHEDULE 13D
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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2000

                                By: Jayhead Investments Limited


                                    By:  /s/ Morton J. Glickman
                                         ------------------------------
                                         Morton J. Glickman, President


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CUSIP NO. 238215 10 7                                          PAGE 9 of 9 PAGES
                                  SCHEDULE 13D
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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 By:  Jayhead Investments Limited


                                      By: /s/ Morton J . Glickman
                                          ----------------------------------
                                          Morton J. Glickman